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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.   )*

                           EVERGREEN HEALTHCARE, INC.
                                (NAME OF ISSUER)

                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   300239100
                                 (CUSIP NUMBER)

                             EVRETT W. BENTON, ESQ.
                                 GRANCARE, INC.
                          ONE RAVINA DRIVE, SUITE 1500
                             ATLANTA, GEORGIA 30346
                                 (404) 393-0199
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  MAY 2, 1995
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 CUSIP No. 300239100                  13D                      Page 2 of 6 Pages
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
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    1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   GRANCARE, INC.
                   I.R.S. I.D. #: 95-4299210
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    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)      / /
                                                                  (b)      / /
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    3    SEC USE ONLY
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    4    SOURCE OF FUNDS*
           WC, BK AND/OR OO (SEE ITEM 3)
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    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
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    6    CITIZENSHIP OR PLACE OF ORGANIZATION
           CALIFORNIA
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                             7    SOLE VOTING POWER
                                      APPROXIMATELY 2,483,726 SHARES (SUBJECT TO ADJUSTMENT
                                      BASED UPON CHANGES IN THE OUTSTANDING SHARES OF THE
                                      ISSUER)
NUMBER
OF                       ---------------------------------------------------------------------
                             8    SHARED VOTING POWER
SHARES                                - 0 -
BENEFICIALLY             ---------------------------------------------------------------------
OWNED BY
                             9    SOLE DISPOSITIVE POWER
REPORTING                             APPROXIMATELY 2,483,726 SHARES (SUBJECT TO ADJUSTMENT
PERSON                                BASED UPON CHANGES IN THE OUTSTANDING SHARES OF THE
WITH                                  ISSUER)
                         ---------------------------------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                      - 0 -
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
             APPROXIMATELY 2,483,726 SHARES (SUBJECT TO ADJUSTMENT BASED UPON CHANGES IN
             THE OUTSTANDING SHARES OF THE ISSUER)
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   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11                          / /
         EXCLUDES CERTAIN SHARES*
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   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                           16.59%
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   14    TYPE OF REPORTING PERSON*
                           CO
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

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
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ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D relates to the Common Stock, par value $.01 (the "Evergreen Common Stock"), of Evergreen Healthcare, Inc., a Georgia corporation ("Evergreen"). The principal executive offices of Evergreen are located at:

                   Evergreen Healthcare, Inc.
                   11350 North Meridian Street
                   Suite 200
                   Carmel, Indiana 46032

ITEM 2. IDENTITY AND BACKGROUND.

     (a) This Schedule 13D is being filed by GranCare, Inc., a California corporation ("GranCare"). The name, business address, present principal occupation or employment and citizenship of each executive officer and director of GranCare are set forth in Annex I hereto which is incorporated herein by this reference.

     (b) The principal business of GranCare is providing a comprehensive array of skilled nursing, specialty medical and rehabilitative services in a long-term care environment. GranCare is also in the business of providing pharmacy services through its institutional pharmacies to patients in certain of its long-term health care facilities, to patients in facilities operated by others and to patients receiving home health care.

     (c) The address of GranCare's principal business and principal office is One Ravina Drive, Suite 1500, Atlanta, Georgia 30346.

     (d) During the past five years, neither GranCare nor, to GranCare's best knowledge, any person named in Annex I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither GranCare nor, to GranCare's best knowledge, any person named in Annex I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Not applicable.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to the terms and conditions of that certain Agreement and Plan of Merger dated as of May 2, 1995 by and among GranCare, GW Acquisition, Inc., a California corporation and wholly-owned subsidiary of Grancare ("Merger Sub"), and Evergreen (the "Merger Agreement"), each issued and outstanding share of Evergreen Common Stock, other than those shares of Evergreen Common Stock that are owned by Evergreen as treasury stock (the "Treasury Shares"), shall automatically be converted into the right to receive .775 shares of the common stock, no par value, of GranCare (the "GranCare Common Stock"), and each then outstanding option to purchase Evergreen Common Stock shall be assumed by GranCare and converted into the right to receive an option to purchase GranCare Common Stock. The terms and conditions of the Merger Agreement are more fully described in Item 4 herein. A copy of the Merger Agreement is attached hereto as Exhibit A and incorporated herein by this reference.

     In addition, pursuant to that certain Cross Option Agreement dated as of May 2, 1995 by and among GranCare, Merger Sub and Evergreen (the "Cross Option Agreement"), GranCare has an irrevocable contingent option to purchase newly issued shares of Evergreen Common Stock for cash upon the occurrence of certain triggering events as set forth in Section 1.2 therein. The terms and conditions of the Cross Option Agreement are more fully described in Item 4 herein. A copy of the Cross Option Agreement is attached hereto as Exhibit B and incorporated herein by this reference. The source of funds to be used in GranCare's purchase of these shares of Evergreen Common Stock will consist of working capital and/or borrowings under GranCare's credit facility with First Union National Bank of North Carolina. In the alternative, GranCare

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may utilize a portion of the termination fees payable to GranCare pursuant to
Section 7.2 of the Merger Agreement to purchase these shares of Evergreen Common Stock.

ITEM 4. PURPOSE OF TRANSACTION.

     On May 2, 1995, GranCare, Merger Sub and Evergreen entered into the Merger Agreement, pursuant to which GranCare will, subject to the satisfaction of certain conditions, acquire Evergreen by means of a merger of Merger Sub with and into Evergreen (hereinafter sometimes referred to as the "Surviving Corporation") in which (a) each issued and outstanding share of Evergreen Common Stock, other than the Treasury Shares, will automatically be converted into the right to receive .775 of a share of the GranCare Common Stock; (b) all shares of Evergreen Common Stock to be converted into GranCare Common Stock as a result of the Merger, will be cancelled and retired and cease to exist ; (c) the issued and outstanding shares of common stock, no par value, of Merger Sub will be converted into one hundred (100) shares of fully paid and nonassessable shares of common stock, no par value, of the Surviving Corporation; (d) all shares of Evergreen Common Stock which are owned as Treasury Shares will be cancelled and retired and cease to exist, without any conversion thereof or payment with respect thereto; and (e) each outstanding option to purchase Evergreen Common Stock will be assumed by GranCare as provided in Section 5.7 of the Merger Agreement.

     Upon the effective time of the Merger, the Articles of Incorporation and Bylaws of the Surviving Corporation shall be replaced in their entirety with the Articles of Incorporation and Bylaws in substantially the form attached hereto as Exhibits C and D, respectively. In addition, the persons who are directors of Merger Sub immediately prior to the effective time of the Merger shall, after the effective time, serve as the directors of the Surviving Corporation, and the persons who are officers of Merger Sub immediately prior to the effective time of the Merger shall, after the effective time, serve as the officers of the Surviving Corporation.

     The Board of Directors of each of GranCare and Evergreen have determined that the Merger is fair to and in the best interests of its respective shareholders, and have approved the Merger in accordance with the terms and conditions of the Merger Agreement. However, the Merger Agreement and the Merger are subject to the approval of the GranCare shareholders at a special shareholders' meeting to be held as soon as practicable, and to the approval of the Evergreen shareholders at a special shareholders' meeting to be held as soon as practicable.

     The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement attached hereto as Exhibit A and incorporated herein by this reference.

     Concurrently with the execution of the Merger Agreement, GranCare, Merger Sub and Evergreen have entered into the Cross Option Agreement, pursuant to which, among other things, Evergreen granted to GranCare an irrevocable contingent option (the "Evergreen Stock Option") to purchase newly issued shares of Evergreen Common Stock in an amount equal to 19.9% of the outstanding shares of Evergreen Common Stock immediately prior to the exercise of the Evergreen Stock Option (the "Evergreen Stock Option Shares") at a purchase price of
$13 1/8 per Evergreen Option Share (the "Evergreen Stock Purchase Price"). GranCare may exercise the Evergreen Stock Option in whole, but not in part, at any time or from time to time after the Merger Agreement becomes terminable or is terminated by GranCare or Evergreen under circumstances which could entitle GranCare to termination fees under Section 7.2(b) of the Merger Agreement (regardless of whether the Merger Agreement is actually terminated or whether there occurs a closing of any Third Party Transaction, as such term is defined therein). Any such event by which the Merger Agreement becomes terminable or is terminated is hereinafter referred to as a "GranCare Triggering Event." The foregoing summary of the Cross Option Agreement is qualified in its entirety by reference to the copy of the Cross Option Agreement attached hereto as Exhibit B and incorporated herein by this reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) Upon the occurrence of a GranCare Triggering Event as more fully described in Item 4 above, GranCare will have the right to acquire direct beneficial ownership of approximately 2,483,726 shares of Evergreen Common Stock, representing approximately 16.59% of the outstanding shares of Evergreen

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Common Stock (based on the number of shares of Evergreen Common Stock outstanding as of March 31, 1995, as represented by Evergreen in the Merger Agreement). To the best knowledge of GranCare, none of its directors or executive officers named in Annex I to this Schedule 13D beneficially own any shares of Evergreen Common Stock.

     (b) In the event that GranCare exercises the Evergreen Stock Option, GranCare will have the sole power to vote or to direct the vote, and the sole power to dispose of, or to direct the disposition of, the Evergreen Stock Option Shares.

     (c) Other than this proposed Merger and the Evergreen Stock Option, neither GranCare nor, to the best of its knowledge, any of its directors or executive officers named in Annex I to this Schedule 13D has engaged in any transactions in Evergreen Common Stock in the sixty (60) days preceding the date of this filing.

     (d) No person other than GranCare or Merger Sub has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Evergreen Common Stock beneficially owned (whether directly or indirectly) by GranCare.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     Except as described in this Schedule 13D, neither GranCare nor, to the best of its knowledge, any of its directors or executive officers named in Annex I to this Schedule 13D has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Evergreen.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     (a) Exhibit A -- Agreement and Plan of Merger dated as of May 2, 1995 by and among GranCare, Merger Sub and Evergreen (Exhibits omitted).

     (b) Exhibit B -- Cross Option Agreement dated as of May 2, 1995 by and among GranCare, Merger Sub and Evergreen.

     (c) Exhibit C -- Articles of Incorporation of Merger Sub.

     (d) Exhibit D -- Bylaws of Merger Sub.

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                                    ANNEX I

EXECUTIVE OFFICERS OF GRANCARE:

     The names and principal occupations or employments of the executive officers of GranCare are set forth below. The business address of each executive officer is One Ravina Drive, Suite 1500, Atlanta, Georgia 30346. Unless otherwise indicated the present principal occupation of each executive officer is conducted with GranCare. All the executive officers are citizens of the United States.

  NAME OF EXECUTIVE
       OFFICER                      PRESENT PRINCIPAL OCCUPATION
- ---------------------    --------------------------------------------------
Gene E. Burleson         Chairman of the Board, President and Chief
                         Executive Officer
Evrett W. Benton         Executive Vice President, General Counsel and
                         Secretary
M. Scott Athans          Executive Vice President and Chief Operating
                         Officer
Jerry A. Schneider       Executive Vice President and Chief Financial
                         Officer
Kay L. Brown             Senior Vice President and Director of Corporate
                         Communications and Investor Relations
Dennis J. Hansen         Senior Vice President, Director of Reimbursement
                         and Management Information Systems
Erich J. Wolters         Senior Vice President of Operations
David R. Borchers        Vice President, Director of Facility Management
Victoria A. Eberle       Vice President, Director of Taxes
LaVrene L. Norton        Vice President, Director of Executive Development
Patricia D. Pawelski     Vice President, Operations Support
Michael H. Rosen         Vice President, Controller
Mark H. Rubenstein       Vice President, Director of Human Resources
Nathan M. Silver         Vice President, Director of Operations of
                         CompuPharm
Lawrence W. Smith        Vice President, Director of Operations
Richard J. Spinello      Vice President, Director of Risk Management

DIRECTORS OF GRANCARE:

     The names, business addresses and principal occupations or employments of the directors of GranCare are set forth below. All the directors are citizens of the United States.

     NAME/ADDRESS OF DIRECTOR             PRESENT PRINCIPAL OCCUPATION
- ----------------------------------  -----------------------------------------
Gene E. Burleson                    President, Chief Executive Officer and
  One Ravina Drive                  Chairman of the Board of GranCare
  Suite 1500
  Atlanta, GA 30346
Charles M. Blalack                  Chairman and Chief Executive Officer of
Blalack & Company                   Blalack & Company
  130 South San Rafael
  Pasadena, CA 91105
Joel S. Kanter                      President of Windy City, Inc.
Windy City, Inc.
  8000 Towers Crescent Drive
  Suite 1070
  Vienna, VA 22182

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
     NAME/ADDRESS OF DIRECTOR             PRESENT PRINCIPAL OCCUPATION
- ----------------------------------  -----------------------------------------
Antoinette Hubenette, M.D.          Medical doctor and partner with the
Medical Group of Beverly Hills      Medical Group of Beverly Hills
  250 North Robertson Boulevard
  Suite 603
  Beverly Hills, CA 90211
Edward V. Regan                     Policy Advisor with The Jerome Levy
The Jerome Levy Economics           Economics Institute
  Institute
  31 West 52nd Street, 17th Floor
  New York, NY 10019
Gary U. Rolle                       Executive Vice President and Chief
Transamerica Investment Services    Investment Officer, Transamerica
  1150 South Olive Street           Investment Services
  Los Angeles, CA 90015

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 1995

                                                /s/  Evrett W. Benton
                                          ---------------------------------
                                                       (SIGNATURE)

                                          Name:   Evrett W. Benton
                                          Title:  Executive Vice President,
                                                  General Counsel
                                                  and Secretary

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